Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of April 2, 2021, Good Gaming, Inc. (the “Company”) has one class of its securities, common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company’s authorized capital stock consists of:

●	100,000,000 shares of common stock, $0.001 par value per share; and

●	2,250,350 shares of preferred stock, $0.001 par value per share.

The following description of our common stock is a summary and is subject to, and is qualified in its entirety by reference to, the provisions of our Articles of Incorporation and Bylaws, copies of which are incorporated by reference as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2020.

Common Stock

As of April 2, 2021, there were 68,974,031 shares of common stock issued and outstanding. Each holder of our common stock is entitled to one (1) vote for each share held of record on all voting matters we present for a vote of stockholders, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock. All shares of our common stock are entitled to share equally in dividends from sources legally available when, and if, declared by our Board of Directors. All outstanding shares of common stock are fully paid and non-assessable. As of April 2, 2021, our common stock was quoted on the OTC Markets under the symbol “GMER.”